

July 17, 2014

Via E-mail
Andrew C. Carington, Esq.
Vice-President and General Counsel
Mercury New Holdco, Inc.
333 E. Franklin Street
Richmond, VA 23219

Re: **Mercury New Holdco, Inc.**
        Registration Statement on Form S-4/A
        Supplemental Response Filed on July 15, 2014
        File No. 333-195850

Dear Mr. Carington:

       We have reviewed your supplemental response and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comparative Per Share Data, page 20

1.   We note you used an average exchange ratio to calculate the per share data. While we understand the number of shares of New Media General to be issued to LIN shareholders is fixed, the use of the 0.7897 ratio does not result in equivalent per share data that would be realized by a LIN shareholder who receives all shares. To assist LIN shareholders when deciding whether to elect to receive cash or shares in New Media General, please balance this disclosure with equally prominent LIN equivalent per share data that gives effect to the 1.5762 merger share exchange ratio.

2.   Please disclose in the first paragraph on page 20 the amount of cash per share a LIN shareholder would receive if the shares they receive are limited to the average exchange ratio of 0.7897.

Unaudited Pro Forma Condensed Combined Financial Information, page 133

3.   We note in your letter dated July 15, 2014 that it is not assured you will be able to swap stations such that the total revenue and broadcast cash flow after the swap are similar to total revenue and broadcast cash flow prior to the swap. While you have not given effect to any station swaps in your pro forma financial statements, your current pro forma presentation is similar to what would be presented if you gave effect to successfully swapping all conflicted stations with similar stations. Please expand your pro forma information to also give effect to the possibility that you will be unable to swap any conflicted stations, pursuant to Rule 11-02(b)(8) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

                                                Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

Cc: Philip Richter, Esq.